FOR IMMEDIATE RELEASE                                CONTACT:   PAMELA SHERRY
---------------------                                TELEPHONE: 336-584-5171
                                                                EXT. 4855


   LABORATORY CORPORATION OF AMERICA -REGISTERED TRADEMARK- REPORTS RESULTS
                          FOR FOURTH QUARTER AND YEAR

BURLINGTON, NC, MARCH 3, 1998 -- Laboratory Corporation of America Holdings (LabCorp -Registered Trademark-) (NYSE: LH) today announced results for the fourth quarter and year ended December 31, 1997.

FOURTH QUARTER RESULTS
----------------------
Net sales for the three months ended December 31, 1997 were $361.4 million, versus $391.2 million in the fourth quarter of 1996. The Company posted an operating loss of $177.3 million and a net loss of $118.7 million, after pretax charges of $182.7 million. The charges include (a) an increase of approximately $160.0 million in the amount of the provision for doubtful accounts during the fourth quarter of 1997 over the amount recorded during the fourth quarter of 1996, and (b) a $22.7 million provision for restructuring certain laboratory operations. This compares with operating income of $21.8 million and net income of $1.1 million in the same period in 1996. The Company's operating expenses, excluding provision for doubtful accounts and restructuring expenses, continued to show significant decreases when compared to the fourth quarter of 1996.

FULL YEAR RESULTS
-----------------
For the year ended December 31, 1997, net sales were $1,519.0 million versus $1,607.7 million in 1996. The Company posted a twelve month operating loss of $92.0 million and a net loss of $106.9 million compared to losses of $118.8 million and $153.5 million, respectively, in 1996 (after pretax charges of $185.0 million for the November 1996 government settlement, $23.0 million for restructuring and $10.0 million to increase the provision for doubtful accounts).

The Company's revenue decline is primarily due to lower volume resulting from the Company's efforts to reprice low-margin business in the physician and managed care markets, reduced reimbursement of certain tests from third party payors and government programs, and competition for outpatient testing by hospitals. For the year, a 1% increase in price was offset by a volume reduction of 6.5%. Operating expenses, excluding bad debt, restructuring, and government settlement expenses, declined by approximately $100 million, or 7%, in 1997 compared to 1996. This expense decline was greater than the revenue decline in 1997.

FOURTH QUARTER CHARGES
----------------------
During the fourth quarter of 1997, the Company recorded a provision for doubtful accounts of $182.0 million, which was approximately $160.0 million greater than the amount recorded in the fourth quarter of 1996. This charge was made to increase the allowance for doubtful accounts to a level that management believes is appropriate to reduce its accounts receivable to the net amount that management believes will ultimately be collected.

The Company has experienced a deterioration in the timeliness of cash collections and a corresponding increase in accounts receivable. The primary causes of this situation are the increased medical necessity and related diagnosis code requirements from third-party payors and the complexities in the billing process (data capture) arising from changing requirements of private insurance companies (managed care). Management believed that this deterioration in timeliness of cash collections would not have any significant impact on the ultimate collectability of the receivables.

In late 1996, to address the deteriorating cash collections, management developed various short-term improvement projects ("initiatives") that it anticipated would improve the timeliness of collections by the end of 1997. Initially, it appeared that these initiatives were having a positive impact, as the growth in the Company's Days' Sales Outstanding (DSO) stabilized in the first and second quarters of 1997. However, during the third quarter of 1997, despite continuing focused efforts on the initiatives, the Company's DSO began increasing again. In response, management intensified its efforts on the aforementioned initiatives and added new initiatives for the purpose of significantly lowering the DSO by December 31, 1997.

In the fourth quarter of 1997, management evaluated the initiatives' overall effect and concluded that, while helpful in improving certain processes, they had not had any significant impact on improving the Company's cash collections on aged receivables. In recognition of the Company's inability to enhance collections on a sustained basis, an increase in the allowance for doubtful accounts was considered necessary by management.

The Company also recorded pretax charges in the fourth quarter of $22.7 million, related to a restructuring charge associated with the downsizing of its Long Island, New York facility and the resulting consolidation into its Raritan, New Jersey facility. The downsizing of the Long Island facility will generate an estimated $16 million in annualized cost savings when completed in 1999.

In connection with the charges, the Company has successfully negotiated an amendment to its existing credit agreement, covering both long-term and revolving credit, of certain covenants contained in the agreement. The amendment excludes the charges from interest coverage and leverage ratio calculations applicable to the quarters ended December 31, 1997 through September 30, 1998. The amendment also excludes the charges from certain other covenant calculations applicable to the quarter ending December 31, 1997 and all quarterly periods thereafter.

SUMMARY COMMENTS
----------------
"1997 was a year of progress," said Thomas P. Mac Mahon, President and Chief Executive Officer. "We worked very hard to establish a strong financial basis, stabilize pricing, reduce expenses, implement a new strategic plan and develop a front-end system to receive accurate billing information. These efforts resulted in our generating operating cash of $144 million in 1997, compared to using $187 million in 1996."

Mr. Mac Mahon concluded, "To complement our pricing strategy, we will continue to build on our traditional strengths in our core business segments, seeking larger physician practices and hospital alliances. In this regard, we have recently added several significant, profitable hospital and managed care relationships. These successes support our new strategic approach. Future growth will also focus on leveraging LabCorp's capabilities in molecular testing and clinical trials testing services, and on providing a full range of occupational testing services. While we expect to continue to face a very challenging industry environment, we are well positioned to manage our Company for what we see as a promising future."

BOARD DECLARES FIRST QUARTER PREFERRED STOCK DIVIDEND
-----------------------------------------------------
The Board of Directors declared a dividend of $1.0625 per share on the Company's 8 1/2 % Series A Convertible Exchangeable Preferred Stock (Series A
Preferred Stock), payable in cash, and   a dividend with a preference value of
$1.0625 per share on the Company's 8 1/2 % Series B Convertible Pay-in-Kind Preferred Stock (Series B Preferred Stock), payable in shares of Series B Preferred Stock at the rate of 0.02125 shares per share of Series B Preferred Stock held. No fractional shares of Series B Preferred Stock will be issued, so that the number of shares to be paid as a dividend on the Series B Preferred Stock will be rounded to the nearest whole number of shares. The dividends will be payable on March 31, 1998 for each issued and outstanding share of Series A and B Preferred Stock to stockholders of record on March 20, 1998, and will cover the dividend period from January 1, 1998 to March 31, 1998 at an equivalent annualized rate of $4.25 per share.

ANNUAL MEETING DATE SET
-----------------------
LabCorp also announced that its annual meeting of stockholders is scheduled for June 17, 1998 in Burlington, North Carolina. Stockholders of record as of April 17, 1998 will be entitled to vote at the meeting.

The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors which could affect the Company's financial results are included in the Company's Form 10-K for the year ended December 31, 1996, and will be included in the Company's Form 10-K for the year ended December 31, 1997, which is anticipated to be filed with the SEC in late March 1998.

Laboratory Corporation of America -Registered Trademark- Holdings (LabCorp - Registered Trademark-) is a national clinical laboratory organization with annual revenues of $1.5 billion in 1997. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analyses to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.



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           LABORATORY CORPORATION OF AMERICA HOLDINGS AND SUBSIDIARIES
                      Summarized Financial Information
               "(Dollars in Millions, except per share data)"

                                                      Three Months Ended           Year Ended
	                                                     	  December 31,             December 31,
													                                         ----------------------      ----------------------
	                                                       	 (1)             	           (1)	        (2)
		                                                       1997         1996           1997        1996
                                                      ----------------------      ----------------------


Net sales		                                           $   361.4    $   391.2      $ 1,519.0    $ 1,607.7
	                                                     =========   	=========		    =========			 =========

Operating income (loss)	                            	 $  (177.3)   $    21.8      $   (92.0)   $  (118.8)
		                                                    =========		  =========		    =========		   ========

Earnings (loss) before income taxes		                 $  (190.8)   $     2.1      $  (161.3)   $  (188.3)

Provision for income taxes		                               72.1         (1.0)   		     54.4         34.8
                                                      ---------		  ---------	     ---------    ---------
Net earnings (loss)		                                 $  (118.7)   $     1.1      $  (106.9)   $  (153.5)

Less preferred dividends and accretion of
     mandatorily redeemable preferred stock               (10.5)         --           (23.8)         --
                                                      ---------    ---------      ---------    ---------
Net earnings (loss) attributable to common
     shareholders                    	                $  (129.2)   $     1.1      $  (130.7)   $  (153.5)
   	                                                 	=========		  =========	 	   =========		  =========

Basic and diluted earnings (loss) per share (3)       $   (1.05)   $    0.01      $   (1.06)   $   (1.25)
                                                      =========    =========      =========    =========

(1) Charges in the quarter ended December 31, 1997 include an increase of approximately $160.0 million in the amount of the provsion for doubtful accounts and $22.7 million provision for restructuring certain laboratory operations.

(2) Charges in 1996 include $185.0 million for settlements and related expenses in the quarter ended
    September 30,1996 and, in the second quarter of 1996, a $23.0 million charge for restructuring and other non-recurring items and $10.0 million to increase the provision for doubtful accounts.

(3)	Earnings (loss) per common share are based on the weighted average number of shares outstanding during the three- and twelve-month periods ended December 31, 1997 of 123,542,614 shares and 123,241,222 shares, respectively and the weighted average number of shares outstanding during the three- and twelve-months
    ended December 31, 1996	of 122,927,174 shares and 122,919,767 shares, respectively.


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